Exhibit 99.1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS FOURTH QUARTER

AND FULL-YEAR 2023 RESULTS

IMPROVED VOLUME DELIVERY IN 4Q2023 UNDERPINS SUSTAINED CASH RETURNS

QUARTERLY CASH DIVIDEND OF $0.136 PER SHARE

TENDER OFFER FOR UP TO $50 MILLION SHARES

MSCI ESG RATING UPGRADED TO ‘AA’: ESG LEADER

Bogota, Colombia – March 6, 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator, and consolidator, reports its consolidated financial results for the three-month period ended December 31, 2023 (“Fourth Quarter” or “4Q2023”) and for the year ended December 31, 2023 (“Full Year” or “FY2023”). A conference call to discuss these financial results will be held on March 7, 2024, at 10:00 am (Eastern Standard Time).

FOURTH QUARTER AND FULL-YEAR 2023 SUMMARY

In 2023, GeoPark delivered $451.9 million Adjusted EBITDA, an EBITDA margin of 60%, and $111.1 million of net profit. These results were leveraged by the success of new exploration and development campaigns and ongoing efficiencies in our operated assets. Results were achieved despite i) lower realization prices compared to 2022, ii) lower volumes due to the effects of a partial shut-in at the CPO-5 Block (GeoPark non-operated, 30% WI) during the first 9 months of 2023; and iii) a higher effective tax rate.

During 2023, GeoPark invested $199.0 million in capital expenditures to drill 48 gross wells, which resulted in a 110% 2P Replacement Ratio and annual average production of 36,563 boepd. 4Q2023 quarterly average oil and gas production reached 38,315 boepd, up 10% compared to 3Q2023, supported by exploration successes in the Llanos 123 and 87 blocks (GeoPark operated, 50% WI), CPO-5 Block and Perico Block (GeoPark non-operated, 50% WI) in Ecuador, and the resumption of shut-in production in the CPO-5 Block.

Improved operating results during 4Q2023 translated into $117.8 million Adjusted EBITDA for 4Q2023, the highest of 2023. Despite lower annual production and realization prices, GeoPark reported a solid and resilient cash generation with an Adjusted EBITDA of $451.9 million, underpinned by lower production and operating costs, lower hedge losses and lower administrative costs.

Capital efficiency was once again a key feature of the year. Each dollar invested in capital expenditures yielded $2.3 in Adjusted EBITDA and the return on average capital employed reached 35%.

Annual net profit in 2023 reached $111.1 million (approximately $2 per share), 51% lower than in 2022, mainly impacted by one-off costs and impairments associated with Chile’s divestment, the appreciation of the Colombian peso and a higher total effective tax rate1. Nonetheless, GeoPark ended 2023 with a stronger balance sheet illustrating its sustained commitment to financial discipline. The cash position continued to strengthen and reached $133.0 million at year-end, net leverage stood at 0.8 times, and the debt profile remained robust with no principal maturities until 2027.

These financial achievements and discipline allowed GeoPark to reward its shareholders with a 13% capital return yield2 or $61.2 million balanced between buybacks and dividends. The 2023 buyback program allowed GeoPark to reduce its outstanding shares by 4% to 55.3 million.

In 2024 and in acknowledgement of GeoPark’s long-standing commitment to its SPEED value system, MSCI recognized GeoPark as an ESG ‘leader’ by further upgrading its rating to “AA” (GeoPark was rated as “B” in 2018, “BB” in 2019, “BBB” in 2021 and “A” in both 2022 and 2023). GeoPark also received a rating upgrade by Carbon Disclosure Project (CDP) Climate and reached a “B” rating (up from a “C” rating).

Colombia’s licensing authority recently granted the environmental license for the Putumayo-8 Block (GeoPark operated3, 50% WI). It was the result of several years of working closely with local leaders and communities, as well as a rigorous stakeholder participation process in coordination with local and national authorities, opening a very attractive exploration target in the Putumayo Basin in Colombia and targeting to drill by the end of 2024.

Looking forward to 2024, GeoPark’s organic activities will be focused on continuing the development of its core operations in the Llanos 34 (GeoPark operated, 45% WI) and CPO-5 blocks, delineating the new plays opened in 2023 and preparing new blocks for future exploration, while continuing to evaluate inorganic options that are consistent with long-term value accretion.

Reinforcing its commitment to continue returning value to its shareholders, GeoPark has the intention to commence a modified “Dutch Auction” tender offer (“the tender offer”) to purchase for cash up to $50 million of GeoPark common shares at a price per share of not less than $9.00 and not greater than $10.00, which could represent approximately 10% of outstanding shares. GeoPark intends to commence the tender offer before the end of March and to fund it using cash on hand. If commenced, the tender offer will remain open for at least twenty (20) business days. Further details, including the terms and conditions of the tender offer, will be provided in the offer to purchase and other documents to be filed with the U.S. Securities and Exchange Commission (SEC) in connection with the tender offer. The tender offer is in addition to the previously approved share repurchase program in November 2023.

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “The fourth quarter marked a strong finish to a challenging year on the production front. Despite a lower price environment compared to 2022, GeoPark ended the year with replenished 2P reserves, sustained cash returns to shareholders, and a stronger balance sheet. We are proud to announce our upgrade by MSCI to ‘AA’ status, placing us in the ESG ‘Leader’ bracket for the first time. The intention to execute an extraordinary buyback announced today reflects the financial health of the company and our confidence in our assets, which makes share buybacks rank very high in our capital allocation contest. Further, we continue to be committed to step-changing our growth trajectory by improving our underlying base business performance as well as by expanding our portfolio of assets. This will translate into more energy, more value, and more shared prosperity. We are working decidedly in this direction.”

Supplementary information is available at the following link:

https://ir.geopark.com/files/doc_downloads/test.pdf

1 Starting in fiscal year 2023, Colombia introduced an income surtax whose amount depends on Brent oil prices. For 2023 the income tax surtax was 10%, bringing Colombia’s corporate tax rate to 45%.

2 Based on GeoPark’s average market capitalization from December 1, 2023 to January 1, 2024.

3 Through its affiliate Amerisur Exploration Colombia Limitada.

FOURTH QUARTER AND FULL-YEAR 2023 HIGHLIGHTS

Oil and Gas Production and Operations

•	Quarterly average oil and gas production of 38,315 boepd, up 10% vs 3Q2023, due to recent exploration successes and the resumption of shut-in production in the CPO-5 Block

•	Annual average production of 36,563 boepd / 2023 exit production of over 38,000 boepd

•	2023 exploration drilling added 5,500+ gross bopd with 48 gross wells[4] drilled and a 75% success rate[5]

•	GeoPark’s 2024 drilling campaign will continue delineating the new plays opened in 2023

Revenue, Adjusted EBITDA and Net Profit

•	Revenue of $199.7 million / Full-year revenue of $756.6 million

•	Adjusted EBITDA of $117.8 million / Full-year Adjusted EBITDA of $451.9 million

•	Operating Profit of $44.3 million / Full-year operating profit of $270.9 million

•	Cash flow from operations of $110.6 million / Full-year cash flow from operations of $300.9 million

•	Net profit of $26.3 million / Full-year net profit of $111.1 million ($2 basic earnings per share)

 Cost and Capital Efficiency

•	Despite inflationary pressures, full-year cash G&A decreased by 6% to $37.9 million

•	Capital expenditures of $66.6 million / Full-year capital expenditures of $199.0 million

•	2023 Adjusted EBITDA to capital expenditures ratio of 2.3x

•	2023 annual return on capital employed of 35%[6]

Balance Sheet Reflects Financial Quality

•	Full-year interest payments decreased to $27.5 million (from $36.5 million)

•	Net leverage of 0.8x and no principal debt maturities until 2027

•	Cash in hand of $133.0 million

Exceeded Shareholder Return Targets

•	Returned $61.2 million to shareholders in full-year 2023 through dividends and buybacks, a 13% capital return yield[7], significantly exceeding the 40-50% free cash flow return target

•	Shareholder returns included $30.0 million in dividends, a 6% dividend yield[8], and $31.2 million in buybacks (retiring 3.1 million shares, or 5.5% of total shares outstanding)

•	Renewed share buyback program for up to 10% of shares outstanding until December 2024

•	Quarterly cash dividend of $0.136 per share, or approximately $7.5 million, payable on March 28, 2024

 Portfolio Management

•	Seeking scale and sustainability, divested Chilean operations (transaction closed in January 2024)

GeoPark Rated as ESG Leader

•	Colombia’s licensing authority approved the environmental license for the Putumayo-8 Block

•	ESG ratings upgrade by MSCI to “AA” from “A”, making GeoPark an ESG ‘Leader’

•	Ratings upgrade by Carbon Disclosure Project (CDP) Climate change to “B” from “C”

•	Finalized a Human Rights risk assessment for operations in Colombia and Ecuador

•	Completed a double materiality exercise to strengthen the sustainability strategy

4 Including operated and non-operated wells.

5 Including development, appraisal, and exploration wells. Does not include injector wells and wells that are currently under evaluation.

6 ROCE is defined as last twelve-month operating profit divided by average total assets minus current liabilities.

7 Based on GeoPark’s average market capitalization from December 1 to December 29, 2023.

8 Based on GeoPark’s average market capitalization from December 1 to December 29, 2023.

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	4Q2023	3Q2023	4Q2022	FY2023	FY2022
Oil production[a] (bopd)	35,842	32,510	35,451	33,958	35,029
Gas production (mcfpd)	14,841	13,610	17,886	15,632	21,546
Average net production (boepd)	38,315	34,778	38,433	36,563	38,620
Brent oil price ($ per bbl)	82.9	86.0	88.8	82.2	98.6
Combined realized price ($ per boe)	67.1	68.3	68.5	64.0	78.1
⁻ Oil ($ per bbl)	73.0	74.6	73.7	69.5	85.6
⁻ Gas ($ per mcf)	4.4	4.4	5.0	4.6	4.8
Sale of crude oil ($ million)	192.5	184.7	220.7	726.1	1,004.8
Sale of purchased crude oil ($ million)	1.3	2.2	3.1	5.5	9.5
Sale of gas ($ million)	5.9	5.3	7.1	25.0	35.3
Revenue ($ million)	199.7	192.1	231.0	756.6	1,049.6
Commodity risk management contracts ($ million)	0.0	0.0	0.5	0.0	(70.2)
Production & operating costs[b] ($ million)	(60.9)	(58.2)	(77.0)	(232.3)	(359.8)
G&G, G&Ac ($ million)	(15.3)	(14.1)	(17.4)	(55.2)	(60.6)
Selling expenses ($ million)	(4.8)	(3.8)	(2.8)	(13.1)	(8.0)
Operating profit ($ million)	44.3	80.5	81.7	270.9	429.1
Adjusted EBITDA ($ million)	117.8	115.2	132.1	451.9	540.8
Adjusted EBITDA ($ per boe)	39.6	41.0	39.2	38.2	40.2
Net profit ($ million)	26.3	24.8	52.2	111.1	224.4
Capital expenditures ($ million)	66.6	44.1	53.6	199.0	168.8
Cash and cash equivalents ($ million)	133.0	106.3	128.8	133.0	128.8
Short-term financial debt ($ million)	12.5	5.7	12.5	12.5	12.5
Long-term financial debt ($ million)	488.5	487.6	485.1	488.5	485.1
Net debt ($ million)	368.0	387.0	368.8	368.0	368.8
Dividends paid ($ per share)	0.134	0.132	0.127	0.526	0.418
Shares repurchased (million shares)	0.850	0.500	0.942	3.074	2.743
Basic shares – at period end (million shares)	55.328	56.118	57.622	55.328	57.622
Weighted average basic shares (million shares)	55.892	56.513	58.261	56.837	59.330

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 4,923 bopd, 5,045 bopd, and 759 bopd in 4Q2023, 3Q2023 and 4Q2022, respectively. No royalties were paid in kind in other countries. Production in Ecuador is reported before the Government’s production share.

b)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share-based payments and purchased crude oil.

c)	G&A and G&G expenses include non-cash, share-based payments for $1.8 million, $1.7 million, and $3.3 million in 4Q2023, 3Q2023 and 4Q2022, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This press release and its supplementary information do not contain all of the Company’s financial information and the Company’s consolidated financial statements and corresponding notes for the period ended December 31, 2023, will be included in the Company’s annual report on Form 20-F.

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

FY2023 (In millions of $)	Colombia	Chile	Brazil	Ecuador	Other(a)	Total
Adjusted EBITDA	446.8	5.0	6.4	5.2	(11.5)	451.9
Depreciation	(101.7)	(9.8)	(2.3)	(7.1)	(0.0)	(120.9)
Write-off of unsuccessful exploration efforts	(29.6)	-	-	-	-	(29.6)
Impairment	-	(13.3)	-	-	-	(13.3)
Share based payment	(1.4)	(0.1)	(0.0)	(0.0)	(5.8)	(7.3)
Lease Accounting - IFRS 16	8.4	0.9	0.9	0.0	-	10.3
Others	(1.1)	(4.5)	(0.4)	0.0	(14.1)	(20.1)
OPERATING PROFIT (LOSS)	321.5	(21.9)	4.5	(1.9)	(31.3)	270.9
Financial costs, net						(39.6)
Foreign exchange charges, net						(16.8)
PROFIT BEFORE INCOME TAX						214.5

FY2022 (In millions of $)	Colombia	Chile	Brazil	Ecuador	Other(a)	Total
Adjusted EBITDA	525.6	11.8	11.7	4.2	(12.5)	540.8
Depreciation	(78.8)	(14.1)	(2.8)	(0.8)	(0.2)	(96.7)
Unrealized commodity risk management contracts	13.0	-	-	-	-	13.0
Write-off of unsuccessful exploration efforts	(21.3)	-	-	(4.5)	-	(25.8)
Share based payment	(1.5)	(0.2)	-	(0.0)	(9.3)	(11.0)
Lease Accounting - IFRS 16	5.2	1.1	1.4	0.0	0.1	7.9
Others	1.4	0.7	0.3	0.0	(1.5)	0.9
OPERATING PROFIT (LOSS)	443.6	(0.7)	10.5	(1.0)	(23.3)	429.1
Financial costs, net						(53.9)
Foreign exchange charges, net						19.7
PROFIT BEFORE INCOME TAX						394.9

(a)	Includes Argentina and Corporate.

CONFERENCE CALL INFORMATION

Reporting Date for 4Q2023 Results Release, Conference Call and Webcast

GeoPark will report its 4Q2023 and Annual 2023 financial results on Wednesday, March 6, 2024, after the market close.

In conjunction with the 4Q2023 results press release, GeoPark management will host a conference call on March 7, 2024, at 10:00 am (Eastern Standard Time) to discuss the 4Q2023 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

  https://events.q4inc.com/attendee/179784519

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 404-975-4839

Global Dial-In Numbers: Click here

Passcode: 998063

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

Mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

ADDITIONAL INFORMATION REGARDING THE CONTEMPLATED TENDER OFFER

This press release and its supplementary information is for informational purposes only, is not a recommendation to buy or sell any securities of the Company and does not constitute an offer to buy or the solicitation of an offer to sell any securities of the Company. The tender offer described in this press release has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this press release or at all. The tender offer will be made only pursuant to an offer to purchase and related materials that the Company expects to distribute to its shareholders and file with the SEC upon commencement of the expected tender offer. If the tender offer is commenced as expected, shareholders should read carefully the Tender Offer Statement on Schedule TO, the offer to purchase and related materials because they will contain important information, including the various terms of, and conditions to, the tender offer. If the tender offer is commenced as expected, shareholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase and other documents that the Company expects to file with the SEC at the SEC’s website at www.sec.gov or by calling the information agent for the contemplated tender offer, which will be identified in the materials filed with the SEC at the commencement of the expected tender offer.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, the intended commencement of the tender offer, drilling campaign and share buyback program. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.